Exhibit 12.1

January 30, 2018

GAB AI INC.

To the Board of Directors:

We are acting as counsel to GAB AI Inc., a Delaware corporation (the “Company”) with respect to the preparation and filing of an offering statement on Form 1-A. The offering statement covers the contemplated sale of up to 2,000,000 shares of Class B Common Stock of the Company, designated as “GAB Tokens,” at a price of $5.00 per share.

In connection with the opinion contained herein, we have examined the offering statement, the certificate of incorporation and bylaws, as well as all other documents necessary to render an opinion. In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies.

Based upon the foregoing, we are of the opinion that the common stock being sold pursuant to the offering statement are duly authorized and will be, when issued in the manner described in the offering statement, legally and validly issued, fully paid and non-assessable.

No opinion is being rendered hereby with respect to the truth and accuracy, or completeness of the offering statement or any portion thereof.

We further consent to the use of this opinion as an exhibit to the offering statement.

Yours truly,

/s/ Alliance Legal Partners

By Jeffrey S. Marks, President